Subject to Completion Preliminary Term Sheet dated January 8, 2007	Filed Pursuant to Rule 433 Registration No. 333-131369

Units	Expected Pricing Date* January	, 2008
Accelerated Return NotesSM	Expected Settlement Date* February	, 2008
Linked to the MSCI Emerging Markets IndexSM Due , 2009	Expected Maturity Date* April	, 2009
$10 principal amount per unit	CUSIP No.
Pricing Supplement No. 105

AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation)

•       3-to-1 upside exposure, subject to a cap of between 22% and 26%

•       A maturity of approximately 14 months

•       1-to-1 downside exposure, with no downside limit

•       No periodic interest payment

•       Application made to list on AMEX under the symbol “MIS”

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-5 of this term sheet and beginning on page P-4 of product supplement ARN.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to SEK	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in January or February 2008, the settlement date may occur in February or March 2008 and the maturity date may occur in April or May 2009. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“MSCI Emerging Markets IndexSM” is a service mark of MSCI, Inc. and has been licensed for use by SEK.

Merrill Lynch & Co.

January     , 2008

Summary

The Accelerated Return NotesSM Linked to the MSCI Emerging Markets IndexSM due                     , 2009 (the “Notes”) are senior, unsecured debt securities of AB Svensk Exportkredit (Swedish Export Credit Corporation) that provide a leveraged return for investors, subject to a cap, if the level of the MSCI Emerging Markets Index (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on Calculation Days shortly before the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the original public offering price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Accelerated Return Notes	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of 24%, the midpoint of the range of 22% to 26%. The green line reflects the hypothetical returns on the Notes, while the gray line reflects the hypothetical return of an investment in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, assuming a hypothetical Starting Value of 1,245.95, the closing level of the Index on December 31, 2007, and a Capped Value of $12.40, the midpoint of the range of $12.20 and $12.60.

Example 1—The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value: 1,245.95

Hypothetical Ending Value: 996.76

$10 ×	(996.76)	= $8.00
1,245.95

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 103% of the hypothetical Starting Value:

Hypothetical Starting Value: 1,245.95

Hypothetical Ending Value: 1,283.33

$10 +	($30 x	(1,283.33 - 1,245.95))	= $10.90
1,245.95

Payment at maturity (per unit) = $10.90

Example 3—The hypothetical Ending Value is 120% of the hypothetical Starting Value:

Hypothetical Starting Value: 1,245.95

Hypothetical Ending Value: 1,495.14

$10 +	($30 x	(1,4595.14 - 1,245.95))	= $16.00
1,245.95

Payment at maturity (per unit) = $12.40         (Payment at maturity cannot be greater than the Capped Value)

Accelerated Return Notes	TS-3

The following table illustrates, for a hypothetical Starting Value of 1,245.95 (the closing value of the Index on December 31, 2007) and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date per unit;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 1.867% per annum, as more fully described below.

The table below assumes a Capped Value of $12.40, the midpoint of the range of $12.20 and $12.60.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
622.98	-50%	5.0000	-50.00%	-51.40%	-49.18%
747.57	-40%	6.0000	-40.00%	-39.32%	-37.22%
872.17	-30%	7.0000	-30.00%	-28.35%	-26.34%
996.76	-20%	8.0000	-20.00%	-18.24%	-16.29%
1,121.36	-10%	9.0000	-10.00%	-8.83%	-6.93%
1,146.27	-8%	9.2000	-8.00%	-7.02%	-5.12%
1,171.19	-6%	9.4000	-6.00%	-5.23%	-3.35%
1,196.11	-4%	9.6000	-4.00%	-3.47%	-1.59%
1,221.03	-2%	9.8000	-2.00%	-1.72%	0.15%
1,245.95 (3)	0%	10.0000	0.00%	0.00%	1.87%
1,270.87	2%	10.6000	6.00%	5.06%	3.57%
1,295.79	4%	11.2000	12.00%	9.95%	5.25%
1,320.71	6%	11.8000	18.00%	14.70%	6.91%
1,345.63	8%	12.4000 (4)	24.00%	19.31%	8.55%
1,370.55	10%	12.4000	24.00%	19.31%	10.18%
1,495.14	20%	12.4000	24.00%	19.31%	18.07%
1,619.74	30%	12.4000	24.00%	19.31%	25.60%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from January 2, 2008 to March 2, 2009, a term expected to be similar to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 1.867% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, the closing level of the Index on December 31, 2007. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the assumed Capped Value of $12.40 (the midpoint of the range of $12.20 and $12.60).

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Accelerated Return Notes	TS-4

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and the prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

•	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

•	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

•	Your return may be affected by factors affecting the international securities markets.

•	Exchange rate movements may impact the value of the Notes.

•

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales of the stocks underlying the Index by us and our affiliates may affect your return.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

•	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

•	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

•	You accept that the return on the Notes will not exceed the Capped Value.

•	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•	You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

•

You are willing to accept that there is no assurance the Notes will be listed on AMEX and that any listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

The Notes may not be appropriate investments for you if:

•

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•	You are seeking principal protection or preservation of capital.

•	You seek a return on your investment that will not be capped at a percentage that will be between 22% and 26%.

•	You seek interest payments or other current income on your investment.

•	You want to receive dividends or other distributions paid on the stocks included in the Index.

•	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Accelerated Return Notes	TS-5

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company LLC, acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Accelerated Return Notes	TS-6

The Index

The MSCI Emerging Markets Index

The MSCI Emerging Markets Index is maintained by MSCI, Inc. (“MSCI”) (the successor to Morgan Stanley Capital International Inc.) as an equity benchmark for international stock performance designed to measure equity market performance in the global emerging markets. As of December 31, 2007, the Index consisted of the following twenty-five emerging market country indices: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey. The Index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. Bloomberg publishes the Index under the symbol “MXEF”.

The Index is part of the MSCI Equity Indices described below.

The following graph sets forth the historical performance of the Index in the period from January 2001 through December 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On December 31, 2007, the closing level of the Index was 1,245.95.

The MSCI Indices

All disclosure contained in this document regarding the MSCI Indices including, without limitation, their make-up, method of calculation and changes in components, is derived from the MSCI Global Investable Market Indices Methodology published by MSCI and other publicly available information. This information reflects the policies of MSCI, as stated in this publicly available information, and is subject to change by MSCI at its discretion. MSCI has no obligation to continue to publish, and may discontinue publication of, the MSCI Indices. SEK and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of SEK, the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the MSCI Indices or any successor indices.

MSCI Equity Indices were founded in 1969 by Capital International SA as the first international performance benchmarks constructed to facilitate accurate comparison of world markets. Morgan Stanley acquired the rights to the indices and data from Capital International in 1986. In November 1998, Morgan Stanley transferred all rights to the MSCI indices to MSCI. The MSCI Equity Indices have covered the world’s developed markets since 1969 and, in 1988, MSCI commenced coverage of the emerging markets. MSCI applies the same criteria and calculation methodology across all markets for all equity indices, developed and emerging.

Constructing the MSCI Global Investable Market Indices

MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the “GICS”).

Defining the Equity Universe

(i) Identifying Eligible Equity Securities: The Equity Universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets (DM) or Emerging Markets (EM). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for

Accelerated Return Notes	TS-7

inclusion in the Equity Universe. Real Estate Investment Trusts (REITs) in some countries and certain income trusts in Canada are also eligible for inclusion.

(ii) Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) is classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A Market Investable Equity Universe for a market is derived by applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indices methodology.

The investability screens used to determine the Investable Equity Universe in each market are as follows:

(i) Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a Market Investable Equity Universe, a company must have the required minimum full market capitalization.

(ii) Equity Universe Minimum Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

(iii) DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have adequate liquidity. The Annualized Traded Value Ratio (ATVR), a measure which offers the advantage of screening out extreme daily trading volumes and taking into account the free float-adjusted market capitalization size of securities, is used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% ATVR is required for inclusion of a security in a Market Investable Equity Universe of a Developed Market and a minimum liquidity level of 15% ATVR is required for inclusion of a security in a Market Investable Equity Universe of an Emerging Market.

(iv) Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security’s Foreign Inclusion Factor (FIF) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a Market Investable Equity Universe.

(v) Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an IPO to be eligible for inclusion in a Market Investable Equity Universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a Semi-Annual Index Review. This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the Minimum Length of Trading Requirement and may be included in a Market Investable Equity Universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

Defining Market Capitalization Size Segments for Each Market

Once a Market Investable Equity Universe is defined, it is segmented into the following size-based indices:

•	Investable Market Index (Large + Mid + Small)

•	Standard Index (Large + Mid)

•	Large Cap Index

•	Mid Cap Index

•	Small Cap Index

Creating the Size Segment Indices in each market involves the following steps: (i) defining the Market Coverage Target Range for each size segment; (ii) determining the Global Minimum Size Range for each size segment; (iii) determining the Market Size-Segment Cutoffs and associated Segment Number of Companies; (iv) assigning companies to the size segments; and (v) applying final size-segment investability requirements.

Index Continuity Rules for the Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules contained herein, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

Creating Style Indices within Each Size Segment

All securities in the investable equity universe are classified into Value or Growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard

All securities in the Global Investable Equity Universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor’s, the Global Industry Classification Standard (GICS). Under the GICS, each company is assigned uniquely to one sub-industry according to its principal business activity. Therefore, a company can only belong to one industry grouping at each of the four levels of the GICS.

Accelerated Return Notes	TS-8

    Maintaining the MSCI Global Investable Market Indices

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i) Semi-Annual Index Reviews (SAIRs) in May and November of the Size Segment and Global Value and Growth Indices which include:

•	Updating the indices on the basis of a fully refreshed Equity Universe.

•	Taking buffer rules into consideration for migration of securities across size and style segments.

•	Updating Foreign Inclusion Factors (FIFs) and Number of Shares (NOS).

(ii) Quarterly Index Reviews (QIRs) in February and August of the Size Segment Indices aimed at:

•	Including significant new eligible securities (such as IPOs which were not eligible for earlier inclusion) in the index.

•	Allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR.

•	Reflecting the impact of significant market events on FIFs and updating NOS.

(iii) Ongoing event-related changes. Changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.

    Transition

MSCI will transition the current Standard Index, the Small Cap Index and all indices derived from the Standard Index to the Global Investable Market Indices methodology described above.

All indices that are constructed with the Standard Indices as their basis, such as the GDP-weighted indices, 10/40 Indices and other custom indices, High Dividend Yield Indices, the MSCI Global Value and Growth Indices, etc., will continue to be derived from the Standard Indices throughout the transition.

The transition of the MSCI Standard and the MSCI Small Cap Indices to the MSCI Global Investable Market Indices methodology is occuring in two phases, November 30, 2007 and May 30, 2008, respectively. The final additions and deletions of constituents for each phase will be announced at least four weeks in advance of their implementation in the Standard and Small Cap Indices. All indices derived from the MSCI Standard Indices will follow the two phase transition except the MSCI Euro and Pan Euro Indices which were transitioned in one phase in November 2007. The transition will be synchronized for all markets and composites.

During the transition period, MSCI will be producing the MSCI Provisional Standard and Provisional Small Cap Indices to assist investors in understanding the changes that would occur if the Global Investable Market Indices methodology were immediately implemented in the current MSCI Standard and Small Cap Indices. The Provisional Indices also provide increased flexibility to current investors who wish to transition to the Global Investable Market Indices methodology on their own schedule.

The Provisional Standard and Provisional Small Cap Indices and the new Size Segment and Style Indices that will be created based on this methodology are official MSCI indices and, as such, can be used for a variety of purposes, including as the basis for new investment mandates and for investment vehicles such as passive mutual funds, exchange traded funds and listed and over-the-counter derivative contracts.

Reflecting Constituent Changes in the Standard Indices at the Transition Points

In the first phase of the transition in November 2007:

•	After rebalancing the Provisional Standard Indices as per the SAIR, they were compared with the relevant Standard Indices.

•

All companies that are in the Provisional Standard Index but not in the corresponding Standard Index were added to the Standard Index at half of their free float-adjusted market capitalization, and all companies that are not in the Provisional Standard Index but are in the corresponding Standard Index were retained in the Standard Index but at only half of their free float-adjusted market capitalization.

In the second and final phase in May 2008:

•	The Provisional Standard Indices will be rebalanced.

•	Any and all differences between the rebalanced Provisional Standard Index and the Standard Index will be fully implemented in the Standard Indices.

The transition of the Small Cap Indices will be synchronized with the transition of the Standard Indices, following the same timeline and approach.

License Agreement

SEK and MSCI have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to SEK, in exchange for a fee, of the right to use certain indices calculated by MSCI in connection with the issuance and marketing of securities, including the Notes.

Accelerated Return Notes	TS-9

The license agreement provides that the following information must be set forth in this term supplement:

“THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI, ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDICES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY MLPF&S AND SEK. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THIS FINANCIAL PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDICES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE NOTES OR THE ISSUER OR OWNER OF A NOTE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THE NOTES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDICES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE NOTES TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THE NOTES ARE REDEEMABLE FOR CASH. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THE NOTES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE NOTES.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE FINANCIAL SECURITIES, OWNERS OF THE FINANCIAL SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or owner of the Notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the Notes without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

The MSCI indices are the exclusive property of MSCI. MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by SEK. The Notes are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to the Notes. No purchaser, seller or owner of the Notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the Notes without first contacting MSCI to determine whether MSCI’s permission is required Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

Accelerated Return Notes	TS-10

Certain U.S. Federal Income Taxation Considerations

See the discussion under the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement ARN. Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Accelerated Return Notes	TS-11

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement ARN dated December 27, 2007:

http://www.sec.gov/Archives/edgar/data/352960/000110465907090983/a07-31646_1424b3.htm

•	Prospectus and prospectus supplement, dated January 30, 2006:

http://www.sec.gov/Archives/edgar/data/352960/000104746906001120/a2167086z424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK.”, “we”, “us” and “our” are to AB Svensk Exportkredit (Swedish Export Credit Corporation), and references to “Merrill Lynch” and “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this preliminary term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Accelerated Return Notes	TS-12